Exhibit 99.1

PRESS RELEASE
Tuesday 22 April 2025 – 08:00 a.m. CET
Regulated information

CMB.TECH – GENERAL MEETINGS OF 22 MAY 2025

ANTWERP, Belgium, 22 April 2025, 08:00 a.m. CET – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) invites its shareholders to participate in the Annual General Meeting, Special General Meeting & Extraordinary General Meeting that will be held on Thursday 22 May 2025 at 10.00 a.m. CET in 2000 Antwerp, De Gerlachekaai 20.

In view of the record date of Thursday 8 May 2025, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 7 May 2025 at 8.00 a.m. (Belgian time) until Friday 9 May 2025 at 8.00 a.m. (Belgian time) (“Freeze Period”).
The convening notice and other documents related to these meetings are available on the CMB.TECH website in the investors section under General Meetings.
The practical formalities for participation in this meeting are described in the convening notice.
The agenda of the ordinary general meeting is as follows:
1.	Report of the supervisory board and of the statutory auditor for the financial year closed on 31 December 2024
2.	Acknowledgment and approval of the remuneration report
3.	Approval of the annual accounts of the Company for the financial year closed on 31 December 2024
4.	Allocation of the result for the financial year closed on 31 December 2024
5.
Discharge (release of liability) granted to the members of the supervisory board and to the statutory auditor, by means of separate voting, for the execution of their mandate in the course of the financial year 2024

6.	Special discharge (release of liability) granted to the members of the supervisory board, by means of separate voting, in relation to the date of the ordinary general meeting
7.	End of term of office and reappointment of Ms. Julie De Nul as member of the supervisory board
8.	Resignation of Mr. Patrick Molis as independent member of the supervisory board
9.	Appointment of Compagnie Nationale de Navigation S.A.S., permanently represented by Mr. Patrick Molis, as independent member of the supervisory board
10.	Remuneration of the members of the supervisory board
11.	Remuneration of the statutory auditor
12.	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations
The agenda of the special general meeting is as follows:
1.	Approvals of change of control clauses in credit agreements in accordance with Article 7:151 of the Code of Companies and Associations
2.	Acknowledgement of supervisory board report and approval of the potential transfer of assets in accordance with Article 7:151/1 of the Code of Companies and Associations
3.	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations
The agenda of the extraordinary general meeting is as follows:
1.	Authorization of the supervisory board to increase the share capital of the Company within the framework of the authorized capital.
2.	Amendments to article 7 of the articles of association.
3.	Renewal of the authorization of the supervisory board to acquire the Company’s shares
4.	Authorization of the supervisory board to dispose of the Company’s shares to one or more specific persons, other than members of the personnel of the Company or its subsidiaries

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 1 of 2

PRESS RELEASE
Tuesday 22 April 2025 – 08:00 a.m. CET
Regulated information

5.	Amendments to article 13 of the articles of association.
6.	Authorization to the notary public to amend and coordinate the articles of association in order to align these with the previous decisions.
7.	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

Announcement first quarter 2025 results – 14 May 2025

About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 2 of 2